Exhibit 99.1

GasLog Ltd. and GasLog Partners LP Refinance 2021 Debt Maturities with New Loan Agreements Totalling
$1.1 Billion and Provide Organizational Update

Piraeus, Greece, July 16, 2020

Refinancing of Bank Debt Maturities

GasLog Ltd. (“GasLog” or “the Company”) (NYSE: GLOG) and GasLog Partners LP (“GasLog Partners” or the “Partnership” and together with GasLog, the “Group”) (NYSE: GLOP) are pleased to announce the signing of three new loan agreements, The GasLog Ltd. $577M Facility, the GasLog Partners LP $260M Facility and the GasLog Partners LP $200M Facility, which substantially refinance all of the Group’s debt maturities due in 2021, strengthen the balance sheet and create additional liquidity for the Group.

The key highlights of the transactions are as follows:

•                  Refinances a total of approximately $1 billion of debt outstanding across 12 vessels;

•                  Delivery of approximately $30 million of incremental liquidity for the Group;

•                  Amortization profile of minimum 22-years and above with a 5-year tenor;

•                  Attractive weighted-average margin;

•                  Covenants in line with the Group’s existing bank credit facilities and its NOK 2024 bond;

•                  Simplifies the Group’s bank debt into GasLog Ltd. and GasLog Partners LP. facilities.

The three new credit facilities are signed and expected to close by the end of July 2020. They fully refund the $266 million due on the Five Vessel Refinancing credit facility and refund the majority of the $724 million due on the Legacy Facility Refinancing. GasLog is currently in documentation to refinance the remaining balance of the Legacy Facility Refinancing, secured by the GasLog Chelsea, later in the third quarter.

Citibank N.A., ABN Amro, and Nordea Bank AB acted as Global Co-Coordinators and Bookrunners while HSBC plc. acted as Mandated Lead Arranger; Credit Agricole Corporate and Investment Bank acted as Lead Arranger; and UniCredit Bank and National Australia Bank Limited acted as Arrangers for the syndicate for the GLOG $577M Facility.

BNP Paribas and Credit Suisse AG acted as Co-Coordinators and Bookrunners and Alpha Bank S.A. acted as Arranger in the syndicate for the GLOP $260M Facility.

DNB ASA, London Branch and ING Bank N.V., London Branch acted as Co-Coordinators and Bookrunners for the GLOP $200M Facility.

Organizational Update

In November 2019, GasLog announced plans to relocate more of its employees including several members of senior management to Piraeus, Greece, home of our operational platform, in order to enhance execution, efficiency and operational excellence and to reduce overheads. Consequently, the headcount in our London office has been reduced to 9 from 27, materially concluding the organizational changes. The plan is expected to generate annualized savings of approximately $6.0 million beginning in 2021.

Delivery of GasLog Westminster

On July 15, GasLog took delivery of the GasLog Westminster, a 180,000 cubic meter cargo capacity LNG carrier with X-DF propulsion and Mark III Flex containment system. The vessel was delivered on time and on budget and will immediately commence a seven-year charter with a wholly owned subsidiary of Centrica plc.

The GasLog Westminster is the third of seven vessels scheduled to deliver during 2020-21, all of which are fully funded and together are expected to generate approximately $145 million of EBITDA(1) per annum.

Peter G. Livanos, Chairman of GasLog, stated “I am very pleased to announce the continued delivery of our in-built growth, refinancing of our 2021 debt maturities a year ahead of schedule and further reductions in our cost base, all strategic priorities heading into 2020.

The GasLog Westminster provides industry leading shipping economics and emissions reductions while expanding our relationship with Centrica and enhancing our revenue and cash flow visibility.

Signing our largest refinancing during unprecedented uncertainty in credit and bank markets underscores the strength and scale of our platform to attract new capital providers. We appreciate the continued support from our banking partners which we are proud to say include leading financial institutions from around the world.”

(1) EBITDA is a non-GAAP financial measure. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (15 on the water and four on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates, vessel utilization and vessel values;

•                  increased exposure to the spot market and fluctuations in spot charter rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•                  disruptions to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  fluctuations in currencies and interest rates;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  the impact of environmental liabilities on us and the shipping industry, including climate change;

•                  our ability to retain key employees and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•                  other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

EXHIBIT I

Non-GAAP Financial Measures

EBITDA

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. EBITDA is a non-GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of financial costs, gain/loss on derivatives, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with International Financial Reporting Standards (“IFRS”). Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

For the Company’s seven newbuilds delivering in 2020 and 2021, annualized EBITDA during the period in which all seven newbuilds are operating under active charters is based on the following assumptions:

•                                          all seven newbuilds’ charters have commenced, and none have expired or been terminated;

•                                          delivery in 2020 and 2021, respectively, and timely receipt of charter hire specified in the charter contracts;

•                                          utilization of 363 days per year and no drydocking;

•                                          vessel operating and supervision costs and charter commissions per current internal estimates; and

•                                          general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of July 16, 2020, but if these assumptions prove to be incorrect, actual EBITDA for the entities owning the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of management, was prepared on a reasonable basis and reflects the best currently available estimates and judgments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.